SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                Commission File Number 333-50475

                           NOTIFICATION OF LATE FILING

         (Check One): |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR
         For Period Ended:     December 31, 2001
                           -----------------------------------------------------
         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                          N/A
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PART I  - REGISTRANT INFORMATION

         Full name of registrant    KMC Telecom Holdings, Inc.
                                 -----------------------------------------------
Former name if applicable
    N/A
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Address of Principal Executive Office (STREET AND NUMBER)
    1545 Route 206
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City, State and Zip Code    Bedminster, NJ 07921
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PART II - RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |X| (a) The reasons described in reasonable detail in Part III of this
            form could not be eliminated without unreasonable effort or expense; |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        |_| (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Company is in negotiations with representatives of the Lenders under its amended senior secured credit facility to amend certain financial covenants in order to ensure that the Company is in compliance with such covenants. These covenants are measured on a quarterly basis. The next measurement date is March 31, 2002. In addition, the Company has been focused on restructuring its Tier III business. Resources and personnel at the Company which would otherwise have been utilized for preparing the Company's Annual Report on Form 10-K were focused on the negotiations with the representatives of the Lenders and on restructuring the Tier III business. Notwithstanding the Company's efforts to complete this process to permit filing of the Annual Report on Form 10-K within the prescribed period, the Company has been unable to do so. The outcome of the negotiations with the Lenders will affect the disclosures in the report on Form 10-K. The Company expects to complete the negotiations with the representatives of the Lenders under the amended senior secured credit facility and to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 prior to the end of the extension period.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    William H. Stewart               (908)                     470-2102
-------------------------   -----------------------    -------------------------
        (Name)                    (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X|Yes  |_| No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X|Yes  |_|No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Total revenue for the twelve months ended December 31, 2001 grew to $453.4 million, a 117% increase from the twelve months ended December 31, 2000 amount of $209.2 million. Loss from operations for the twelve months ended December 31, 2001 was $58.4 million, excluding the effect (which may be significant) of any potential asset impairment charge, which is currently being evaluated by the Company and its independent auditors. Loss from operations for the twelve months ended December 31, 2000 was $233.4 million.


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                           KMC TELECOM HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     APRIL 2, 2002                 By:   /s/  WILLIAM H. STEWART
       ----------------------           ----------------------------------------
                                        Name:   William H. Stewart
                                        Title:  Executive Vice President,
                                                Chief Financial Officer



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